John J. O’Brien

Partner

+1.215.963.4969

john.obrien@morganlewis.com

December 27, 2017

FILED AS EDGAR CORRESPONDENCE

Jay Williamson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Consulting Group Capital Markets Funds 485(a) Filing (File Nos. 033-40823 and 811-06318)

Dear Mr. Williamson:

On behalf of our client, Consulting Group Capital Markets Funds (the “Trust”), this letter responds to the comments provided to Brown Brothers Harriman & Co., on behalf of the Trust, by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone on November 22, 2017, regarding the Trust’s post-effective amendment no. 75, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 77, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) on October 12, 2017. The Amendment was filed for the purpose of creating a new series of the Trust, the Alternative Strategies Fund (the “Fund”). Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Manager. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. In the “Annual Shareholder Fees” table:

(a)	Please replace “Annual Shareholder Fees” with “Annual Advisory Program Fees.”

Response.    The requested change has been made.

(b)	Please confirm supplementally that the “Annual Shareholder Fees” table presentation is consistent with Item 3 of Form N-1A, including Instruction 3(a) as it relates to fees paid to affiliates.

Response.    The disclosed maximum annual fees (the “Advisory Program Fees”) are paid outside of the Fund by investors in the investment advisory programs, which are implemented through investments in the various series of the Trust. Accordingly, the Advisory Program Fees technically are not paid by investors in their capacity as “shareholders” of the Fund, rather as clients of the advisory program manager. We understand that this disclosure may not fit squarely within the shareholder fees contemplated in Form N-1A that are more transactional in nature (e.g., sales loads), but we believe that this disclosure is important to investors, easily comprehendible and sufficiently clear. Because the various series of the Trust are only sold through such advisory programs, all shareholders will be conceptually familiar with the disclosure. In addition, the Advisory Program Fees have been included in the Trust’s prospectus since at least 1994. The disclosure has also been revised in the past, based on similar comments from the SEC staff.

(c)	Please confirm supplementally that the Advisory Program Fees are not paid to affiliates or, alternatively, add appropriate disclosure.

Response.    Advisory Program Fees are paid to Morgan Stanley Smith Barney LLC (“Morgan Stanley”) and its affiliates in exchange for advisory services provided to the various Morgan Stanley clients. The investment recommendations resulting through the advisory programs are implemented through investments in the various series of the Trust, pursuant to risk-based allocation models. Morgan Stanley is an affiliate of Consulting Group Advisory Services LLC, which is the adviser to the various series of the Trust. We believe these relationships and the various fees are sufficiently disclosed to the investors in the current disclosure.

(d)	Please confirm supplementally that all shareholders of the Fund incur the Advisory Program Fees.

Response.    As discussed above, the Advisory Program Fees are paid outside of the Trust by investors in the investment advisory programs, which are implemented through investments in the various series of the Trust. Accordingly, the Advisory Program Fees technically are not paid by investors in their capacity as “shareholders” of the Fund, rather as clients of the advisory program manager. It is currently contemplated that the Fund will only be available for investment pursuant to such investment advisory programs. Accordingly, it is currently expected that each investor in the Fund would incur an Advisory Program Fee, as disclosed in the summary section of the Fund’s prospectus.

(e)	Please disclose the methodology used to determine the Advisory Program Fees.

Response.    The Advisory Program Fees are not determined at the Fund level, but instead are based on the services that a shareholder receives from the applicable investment advisory program. The Advisory Program Fees, and the services provided to advisory program clients in exchange for the Advisory Program Fees, are disclosed to investors in connection with their investments in the applicable advisory program and, accordingly, are not also disclosed in the Fund’s prospectus, other than to state the highest possible Advisory Program Fee.

(f)	Please disclose the services provided to investors in exchange for the Advisory Program Fees.

Response.    Similar to the response immediately above, no changes have been made in response to this comment because the services provided to investors in exchange for the Advisory Program Fees are already disclosed to investors in connection with their investments in the applicable advisory program and are also discussed in the “About the Morgan Stanley-sponsored investment advisory programs” section of the Prospectus.

2.	Comment. In the “Annual Fund Operating Expenses” table:

(a)	Please confirm supplementally that any estimated dividend and interest expenses on securities sold short are reflected in the table.

Response.    The table does not include a line item for “dividend and interest expense on securities sold short” because the Fund is not expected to engage in short selling. However, to the extent that an Underlying Fund engages in short selling, dividend and interest expenses on securities sold short by the Underlying Fund would be included in the calculation of “Acquired Fund Feed and Expenses.”

(b)	Please confirm if there is any recoupment provision in the contractual fee waiver agreement between the Trust and the Manager and, if so, please disclose the terms and conditions of such recoupment in the footnote to the table.

Response.    The Trust confirms that there is no recoupment provision in the contractual fee waiver agreement between the Trust and the Manager. Accordingly, no disclosure changes are required.

3.	Comment. Please confirm supplementally that any adjustments made to the “Examples” to reflect the contractual fee waiver agreement are reflected only in the periods for which the fee waiver agreement is contractually binding.

Response.    The Trust confirms that, because the contractual waiver agreement is annually renewed for successive one-year periods, only the first year in the “Examples” reflects adjustments for the contractual fee waiver agreement.

4.	Comment. In the “Principal investment strategies” section:

(a)	Please remove the references to sub-advisers if the Fund does not currently intend to use sub-advisers.

Response.    The majority of the references to sub-advisers have been removed from the prospectus and statement of additional information (“SAI”) because the Fund does not currently intend to use sub-advisers. The Trust has retained some disclosure indicating that sub-advisers could be employed with respect to the Fund in the future. The Trust confirms that, if that were to occur, additional disclosure would be included in the prospectus and the SAI in advance of such change in portfolio management.

(b)	Please provide additional information about the types of Underlying Funds in which the Fund may invest.

Response.    The Fund will invest primarily in shares of third-party registered investment companies that pursue investment strategies most typically associated with “alternative” investments (so-called, “liquid alternative funds”). In general, the Fund will invest in shares of liquid alternative funds that pursue of the following four types of investment strategies: (1) equity return (e.g., long/short equity or event-driven equity), (2) absolute return (e.g., long/short credit, relative value or market neutral equity), (3) equity hedged (e.g., managed futures, macroscopic or multi-strategy), or (4) real assets (e.g., commodity interests, master limited partnerships, precious metals). In response to your comment, the Fund’s principal investment strategy disclosure has been revised to include additional detail about these types of investment strategies pursued by the Underlying Funds.

5.	Comment. Please confirm supplementally that the Fund does not currently expect to invest in funds that rely on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act as part of its principal investment strategies or, alternatively, add appropriate disclosure.

Response.    The Manager confirms that it does not currently expect to invest in funds that rely on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act to a level that would warrant disclosure in the Fund’s principal investment strategies. The Fund may, from time to time, hold interests in 3(c)(1) or 3(c)(7) funds for investment purposes, but those positions are not expected to be material Accordingly, we have retained the Fund’s disclosure as-is.

6.	Comment. Please confirm supplementally that the Fund does not currently expect to engage foreign advisers or subsidiaries or, alternatively, add appropriate disclosure.

Response.    The Manager confirms that the Fund does not currently expect to engage foreign advisers or subsidiaries. Should the Manager seek such investment opportunities in the future, the Fund’s disclosure would be appropriately modified.

7.	Comment. In the “More information about risk” section, please distinguish which risks are attributable to the Fund’s investments in the Underlying Funds, including clarifying if the Fund expects to be exposed to arbitrage strategies risk through its investments in the Underlying Funds or through its own direct investments.

Response.    The disclosure has been revised to clarify that the risks may be attributable to the Fund’s investments in the Underlying Funds, and to state that the Fund is exposed to arbitrage strategies risk through its investments in the Underlying Funds.

8.	Comment. In the “More information about Fund investments” section, please discuss: (i) the expected leverage of the Fund; (ii) the types of Underlying Funds in which the Fund may invest; (iii) how allocations will be made to Underlying Funds; and (iv) how the Manager will construct the Fund’s portfolio.

Response.    The Trust has considered your comments and responds as follows: (i) the Fund does not expect to use leverage as part of its principal investment strategy. Accordingly, we have not added disclosure regarding leverage; (ii) As discussed above in response to Comment 4(b), additional disclosure has been added to the Fund’s principal investment strategy to include additional detail about the types of investment strategies pursued by the Underlying Funds; (iii) CGAS will determine investments in Underlying Funds using a methodology similar to its process for selecting sub-advisers for other series of the Trust. Leveraging Morgan Stanley’s due diligence process with respect to mutual funds, CGAS will identify the most appropriate liquid alternative funds for particular investment strategies, and then combine those Underlying Funds to create the Fund’s investment portfolio. In response to your comment, we have added additional information in the Fund’s Item 9 disclosure; and (iv) Once appropriate Underlying Funds are identified, CGAS uses a risk-budgeting technique to balance the risk between the Underlying Funds and between sectors, and to ensure that no single Underlying Fund is contributing excessive risk to the Fund’s overall portfolio. In response to your comment, we have added additional information in the Fund’s Item 9 disclosure.

9.	Comment. In the “About the Morgan Stanley-sponsored investment advisory programs” section, please clarify whether the Fund is only available to participants in investment advisory programs sponsored by Morgan Stanley.

Response.    The section has been revised to state that the Fund currently is only available to participants in investment advisory programs sponsored by Morgan Stanley.

10.	Comment. In the “Comparable Account Performance Data” section:

(a)	Please confirm supplementally that the inclusion of the Comparable Account’s performance presentation is consistent with the Staff’s no-action letter guidance set forth in the Nicholas-Applegate Mutual Funds No-Action Letter (pub. avail. Aug. 6, 1996) (“Nicholas Applegate Letter”). Additionally, please confirm that the performance presentation includes all accounts that are managed by the Manager and are comparable to the Fund.

Response.    In response to your comment, we have revised the disclosure regarding the Comparable Account Performance Data to clarify that the comparable account is a composite of over one hundred accounts that follow an investment strategy substantially similar to that of the Fund. Accordingly, we have also revised the defined term from “Comparable Account” to “Comparable Accounts.” The Manager confirms that this disclosure, as revised, is consistent with the Staff’s guidance in the Nicholas Applegate Letter.

(b)	If accurate, please update the disclosure to reflect that although the Fund includes an allocation to master limited partnerships (the “MLP Allocation”) and the Comparable Account does not, the Fund and the Comparable Account are still substantially similar because the addition of the MLP Allocation to the Comparable Account would not materially impact the Comparable Account’s performance.

Response.    In response to your comment, we have revised the disclosure to state, in relevant part: “The Strategy, as implemented by the Comparable Accounts, has an investment objective and investment policies, strategies and risks that are substantially similar to those of the Fund. The only noteworthy difference between the two is that the Fund includes an allocation to interests in master limited partnerships, whereas the Comparable Accounts do not. However, the Fund’s allocation to interests in master limited partnerships is not expected to result in a material difference in the Fund’s performance, compared to that of the Comparable Accounts.”

(c)	Please disclose the methodology used to calculate the performance for the Comparable Account.

Response.    The Comparable Account Performance Date disclosure states, in relevant part: “All returns presented were calculated on a total return basis and include all dividends and interest, accrued income, and realized and unrealized gains and losses. Investment transactions are accounted for on a trade date basis. The Comparable Accounts’ ‘net of fees’ returns have been restated to reflect the deduction of the Fund’s estimated investment management fees and other expenses, as set forth in the Fund’s total annual operating expense table above. ‘Gross of fees’ returns do not reflect the deduction of fees and expenses.” We believe this provides sufficient detail about the methodology used to calculate the performance for the Comparable Accounts.

(d)	If the Comparable Account’s after-tax returns would materially differ from the Comparable Account’s pre-tax returns, please provide after-tax return information.

Response.    Because the Comparable Account’s after-tax returns would not materially differ from the Comparable Account’s pre-tax returns, we have retained the disclosure as-is.

Comments on the Statement of Additional Information

11.	Comment. In the “Investment Restrictions” section:

(a)	Please clarify whether the investment objective of the Fund is fundamental or non-fundamental.

Response.    The section has been revised to clarify that the investment objective of the Fund is non-fundamental.

(b)	Please consider whether non-fundamental investment restriction number six is appropriate for this Fund.

Response.    This non-fundamental policy was included in the Trust’s October 12, 2017 Rule 485(a) filing by error and, accordingly, has been clarified to not apply to the Fund in the Trust’s Rule 485(b) filing.

12.	Comment. The Trust previously submitted an exemptive application seeking relief under Section 12d-1 of the 1940 Act on September 22, 2017 (the “Application”). Please address the status of the Application and whether it is necessary to the commencement of the Fund’s operations. If so, please confirm that the Amendment will not be deemed effective until the order is issued.

Response.    The Application (File No. 812-14779) was noticed on December 15, 2017 (Investment Company Rel. No. 32,940). Accordingly, we expect the final order to be completed shortly after the Amendment becomes effective; however, the Fund is not expected to commence operations until after the final order has been granted.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien